Exhibit 99.2
August 29, 2025

2 Forward-Looking Statements This presentation, including the sections “2025 First Half Achievements”, “2025 Outlook”, “Brand-Level Performance” and “Appendix”, contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “guidance,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group's ability to timely complete its financial closing procedures and finalize its consolidated financial statements for the six months ended June 30, 2025; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group's businesses; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Non-IFRS Financial Metrics This presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group's management uses forward-looking non-IFRS measures to evaluate Lanvin Group's projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Persistent global macroeconomic headwinds Brand performance tempered by creative transitions and market softness St. John grew in North America despite sector volatility and geopolitical uncertainty Strong cost discipline and footprint optimization delivered visible Q2 improvements

H1 BRAND HIGHLIGHTS

FIRST HALF ACHIEVEMENTS



LANVIN

- Made its grand return to **Paris Fashion Week** in January with Peter Copping's debut collection
- Earned strong global media acclaim for its **timeless French elegance** and **savoir-faire**



Wolford

- Launched **"In Your Own Skin campaign"**, reinforcing its Essentials positioning
- Completed **capital increase** to fortify financial foundations and support strategic transformation sergio rossi

- Unveiled first collection under **Paul Andrew**, merging shoemaking tradition with modern materials and design innovations
- Positioned for **fresh commercial traction** as the collection enters the market in H2 2025



ST. JOHN

- Introduced **Pre-Fall 2025 collection** reviving St. John's most iconic archival designs
- Collaborated with golf fashion brand **Malbon** to launch a sport-luxe golf capsule, blending classic knitwear craftsmanship with modern golf aesthetics



CARUSO

- **New AAA fashion maison account gained** while maintain strong relationship with existing clients
- Successful showcasing at **Pitti Uomo** with great press coverage; led to new business development

5

6 New brand managers to strengthen leadership and drive strategic execution Continue to drive cost-efficiency by streamlining operations and reviewing retail footprint Close monitor and protect free cash flow with disciplined working capital management Targeted marketing to boost traffic and conversion rate ahead of new director’s debut Launch of new designers’ collections in H2, injecting strong growth momentum 6 DRIVE COST-EFFICIENCY INITIATIVES

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. 7 H1 25 Global Revenue H1 25 North America Revenue Growth H1 25 Global Revenue Growth H1 25 vs. H1 24 Contribution Profit %(1) Change H1 25 vs. H1 24 Gross Profit % Change H1 25 vs. H1 24 Adj. EBITDA %(1) Period-over-Period Change

Note: Brand-level results are presented exclusive of eliminations. 8 € 6 € 9 2025 Q1 2025 Q2 DTC revenue growth +46% 49% 65% 2025 Q1 2025 Q2 Gross Profit % growth +1,673bps € 5 € 6 2025 Q1 2025 Q2 DTC revenue growth +16% € 8 € 9 2025 Q1 2025 Q2 Revenue growth +11% 52% 57% 2025 Q1 2025 Q2 Gross Profit % growth +539bps MOST BRANDS SHOWED SIGNS OF RECOVERY IN Q2, WHILE ST. JOHN MAINTAINED SOLID PERFORMANCE THROUGHOUT H1

9 FIRST HALF REVENUE WAS IMPACTED BY MACROECONOMIC TRENDS AND CHALLENGES INDUSTRY WIDE Note: Numbers may not sum precisely due to rounding. • Ongoing macro and industry context was leading driver of revenue decline • Additions of new creative talent at Lanvin and Sergio Rossi to drive growth in H2 2025 • Wolford in recovery after the shipment impact last year H1 2021 H1 2022 H1 2024 Eliminations H1 2023 € 117 € 202 € 215 € 171 H1 2025 € 133 - € 20 - € 10 - € 5 - € 0 - € 2 - € 0

10 € 171 -€ 24 -€ 13 € 0 € 133 H1 24 DTC Wholesale Other H1 25 € 171 -€ 20 -€ 6 -€ 10 -€ 2 € 133 H1 24 EMEA North America Greater China Other H1 25 Note: Numbers may not sum precisely due to rounding. (1) Other includes: Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. 41.5% 43.7% 7.7% 7.1% North America -9.4% EMEA -26.8% Greater China -48.2% Other(1) -15.6% 60.0% 35.1% 4.9% Other(1) -4.1% DTC -23.4% Wholesale -21.5%

11 • Gross Profit Margin with 4% reduction due to sell-through of prior-season inventory, underutilized capacity and changes in product mix • Contribution profit(1) continued to be impacted by revenue decline; brands took measures to reallocate marketing investments to improve ROI • All brands pushed G&A cost-reduction measures to offset market weakness • Adjusted EBITDA(1) decreased 23% to -€52 million from -€42 million due to negative operational leverage resulting from lower revenue (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. GP% 51.8% CHANGE IN GROUP’S GROSS PROFIT AND CONTRIBUTION PROFIT MARGINS 55.9% 58.5% 57.5% CP% -8.7% 2.9% 6.9% -4.2% Adj. EBITDA% -30.7% -17.6% -19.1% -24.6% € 61 € 113 € 125 € 98 € 72 H1 21 H1 22 H1 23 H1 24 H1 25 53.9% -€ 10 € 6 € 15 -€ 7 -€ 15 H1 21 H1 22 H1 23 H1 24 H1 25 -11.4% -€ 36 -€ 36 -€ 41 -€ 42 -€ 52 H1 21 H1 22 H1 23 H1 24 H1 25 -39.0%

12 € 71 € 107 € 111 € 106 € 87 € 55 € 76 € 77 € 58 € 57 0 20 40 60 80 100 120 140 160 180 200 H1 2021 H1 2022 H1 2023 H1 2024 H1 2025 G&A expenses(€ in mm) Marketing and selling expenses(€ in mm) € 126 € 183 € 188 € 164 € 144 Note: Numbers may not sum precisely due to rounding. (1) H1 2021 Group -level financials did not include Sergio Rossi. % of Revenue 107.4% 90.5% 87.2% 95.7% (1) 107.8%

Note: Brand-level results are presented exclusive of eliminations. 13 € 20 € 16 € 11 € 14 € 5 € 14 € 14 € 10 € 11 € 4 € 17 € 12 € 8 € 9 € 4 0 5 10 15 20 25 H1 2023 G&A expenses (€ in mm) H1 2024 G&A expenses (€ in mm) H1 2025 G&A expenses (€ in mm) -15% -27% -25% -35% -8% Improvement Since H1 2023

14 Note: DOS as of 31st December 2024 and 30th June 2025 and refers to Directly Operated Stores which include shop-in-shop, retail, outlet & pop-up stores. Numbers may not sum precisely due to rounding. ONGOING UPGRADE OF STORE NETWORK, WITH DISCIPLINED NEW OPENINGS AND UNDERPERFORMING LOCATIONS RATIONALIZATION Lanvin Group DOS Evolution by Brand Lanvin Group DOS Evolution by Region FY 2024 Total Closures H1 2025 225 1 0 0 1 -29 198 225 1 0 0 1 -29 198 FY 2024 EMEA North America Greater China Other Asia Total Closures H1 2025

15 Implement action plan to further reduce costs and improve margins Tactical approach to marketing and footprint review; focusing on ROI Build brand story and desirability at Lanvin and Sergio Rossi with new creative characters 15 DRIVE COST-EFFICIENCIES, MARKETING OPTIMIZATION AND BRAND ENHANCEMENT

LANVIN

H1 Results

- Revenue declined 42% due to weak wholesale in EMEA, as industry sentiment remained cautious and clients awaited new collection
  - EMEA retail remained resilient while APAC recalibrated as part of strategic refocus plan
  - North American e-commerce rebounded with successful launch of Marketplace
- Gross margin decreased by 366 bps, impacted by product mix and network rationalization
- Diligent cost-saving initiatives cushioned the revenue impact; continued investment in Peter's collection – integral to long-term vision – temporarily weighed on contribution profit

Lanvin Key Financials (€ in Thousands)	H1 24	H1 25
Revenue	€48,272	€27,932
YoY%	*-15.4%*	*-42.1%*
Gross Profit	€28,004	€15,182
GP Margin%	*58.0%*	*54.4%*
Contribution Profit [(1)]	-€9,385	-€12,322
CP Margin%	*-19.4%*	*-44.1%*


LANVIN

H2 initiatives

- Launch global marketing campaign for debut collection, amplifying reach through targeted social media engagement and e-commerce activations
- Drive in-store traffic and conversion with refreshed visual merchandising and localized clienteling events
- Continue to maintain cost discipline, reinvesting savings into product innovation, flagship stores, and strategic marketplace partnerships

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

17

WOLFORD

H1 Results

- Revenue down 23% reflecting residual impact from 3PL transition in the past fiscal year
  - Wholesale demonstrated strong growth with 14% increase in sales in 2025 H1
  - DTC decreased by 35% as the brand is in process of optimizing retail network
- Gross margin decreased due to under absorption of fixed production costs and excess stock liquidation to improve inventory management
- Despite drop in revenue, administrative expenses were down 18%

Wolford Key Financials (€ in Thousands)	H1 24	H1 25
Revenue	€42,594	€32,985
YoY%	*-27.6%*	-22.6%
Gross Profit	€26,795	€18,504
GP Margin%	*62.9%*	56.1%
Contribution Profit [(1)]	-€8,121	-€9,495
CP Margin%	*-19.1%*	-28.8%


Wolford

H2 initiatives

- Appointment of Marco Pozzo as Deputy CEO in July to implement sustainable cost model, transform supply chain and distribution
- Celebrate its 75th anniversary with a significant brand push, focusing on hero products to optimize product assortment
- Explore opportunities in emerging markets such as Middle East and APAC

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

18

SERGIO ROSSI

H1 Results

- Revenue declined 25%, with DTC decreased by 21% and Wholesale decreased by 33%
  - Paul Andrew's first collection (FW2025) will debut in H2 2025, while customers remained cautious about the SS2025 collection released in H1 2025
  - Q2 2025 saw a strong recovery in retail (+17% QoQ) and e-commerce (+10% QoQ)
- Gross Margin decreased by 9% due to markdown related to product mix change and underutilization of production capacity
- Contribution Profit Margin[1] declined due to lower revenue, but partially offset by reduced absolute expenses through effective cost control

Sergio Rossi Key Financials (€ in Thousands)	**H1 24**	**H1 25**
Revenue	€20,404	€15,314
YoY%	*-38.2%*	*-24.9%*
Gross Profit	€10,218	€6,255
GP Margin%	*50.1%*	*40.8%*
Contribution Profit [1]	€728	-€1,500
CP Margin%	*3.6%*	*-9.8%*


sergio rossi

H2 initiatives

- Expand wholesale channel and proactively seek new wholesale partners
- Continue to drive continuous cost control and improve operational efficiency
- Reinvigorate Sergio Rossi brand through Paul Andrew's new collections
- Reinforce brand presence in core regions and expand into the US market

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

19

ST. JOHN

H1 Results

- Revenue remained flat, despite market volatility and geopolitical uncertainty
  - North America, which accounted for 98% of revenue in H1 2025, saw a 4% growth in revenue, demonstrating its strong resilience in the core market
  - Wholesale channel rose 11%, reflecting the brand's successful development of strategic key account partnerships
- Gross Margin remained stable at 69%, thanks to consistent full-price sell-through and strong growth from the wholesale model with Nordstrom
- Contribution Profit Margin[(1)] was also steady, slightly dropping by 38bps


ST. JOHN

St. John Key Financials (€ in Thousands)	H1 24	H1 25
Revenue	€39,981	€39,654
YoY%	*-14.3%*	*-0.8%*
Gross Profit	€27,696	€27,251
GP Margin%	*69.3%*	*68.7%*
Contribution Profit [(1)]	€4,660	€4,470
CP Margin%	*11.7%*	*11.3%*

H2 initiatives

- Continue to refine the key channels to improve conversion and boost sales, and stimulate e-comm channel with the onboarding of new team members
- Create a seamless product mix through enhanced design and merchandising process
- Optimize the supplier mix to mitigate geopolitical risks and improve cost-efficiency

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

20

CARUSO

H1 Results

- Revenue declined by 11% due to a challenging global luxury and wholesale market
  - slowdown in Maisons business due to a general reset phase in the luxury market, delivery calendar shift, and related production adjustments
  - Caruso brand FW25 order intake showing continued growth
- Gross Profit Margin stayed resilient due to improved results in Q2 2025
- Contribution Profit[(1)] slightly decreased amid the prevailing market headwinds


CARUSO

Caruso Key Financials (€ in Thousands)	H1 24	H1 25
Revenue	€19,734	€17,627
YoY%	*-1.0%*	*-10.7%*
Gross Profit	€5,724	€5,082
GP Margin%	*29.0%*	*28.8%*
Contribution Profit [(1)]	€4,788	€3,974
CP Margin%	*24.3%*	*22.5%*

H2 initiatives

- Support the relaunch of select AAA Maison lines through collaborations with their new creative directors
- Acquiring new Caruso wholesale accounts in expanding markets (USA, Benelux, DACH)
- Continue to optimize cost structure to improve operational efficiency

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

21

LANVIN GROUP CONSOLIDATED INCOME STATEMENT

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated P&L	2022		2023		2024		2025	
	H1	%	H1	%	H1	%	H1	%
Revenue	**201,700**	**100.0%**	**214,537**	**100.0%**	**170,976**	**100.0%**	**133,395**	**100.0%**
Cost of sales	-88,957	-44.1%	-89,083	-41.5%	-72,598	-42.5%	-61,490	-46.1%
Gross profit	**112,743**	**55.9%**	**125,454**	**58.5%**	**98,378**	**57.5%**	**71,905**	**53.9%**
Marketing and selling expenses	-106,810	-53.0%	-110,600	-51.6%	-105,591	-61.8%	-87,093	-65.3%
General and administrative expenses	-75,771	-37.6%	-76,544	-35.7%	-58,065	-34.0%	-56,754	-42.5%
Other operating income and expenses	8,378	4.2%	-7,960	-3.7%	5,457	3.2%	-8,789	-6.6%
Loss from operations before non-underlying items	**-61,460**	**-30.5%**	**-69,650**	**-32.5%**	**-59,821**	**-35.0%**	**-80,731**	**-60.5%**
Non-underlying items	570	0.3%	9,666	4.5%	3,143	1.8%	6,545	4.9%
Loss from operations	**-60,890**	**-30.2%**	**-59,984**	**-28.0%**	**-56,678**	**-33.1%**	**-74,186**	**-55.6%**
Finance cost – net	-8,080	-4.0%	-11,970	-5.6%	-13,187	-7.7%	-12,806	-9.6%
Loss before income tax	**-68,970**	**-34.2%**	**-71,954**	**-33.5%**	**-69,865**	**-40.9%**	**-86,992**	**-65.2%**
Income tax (expenses) / benefits	256	0.1%	-271	-0.1%	489	0.3%	208	0.2%
Loss for the year	**-68,714**	**-34.1%**	**-72,225**	**-33.7%**	**-69,376**	**-40.6%**	**-86,784**	**-65.1%**
Contribution profit (1)	5,933	2.9%	14,854	6.9%	-7,213	-4.2%	-15,188	-11.4%
Adjusted Operating Profit (1)	-69,838	-34.6%	-61,690	-28.8%	-65,278	-38.2%	-71,942	-53.9%
Adjusted EBIT (1)	-57,163	-28.3%	-67,679	-31.5%	-58,994	-34.5%	-80,494	-60.3%
Adjusted EBITDA (1)	-35,519	-17.6%	-40,916	-19.1%	-42,111	-24.6%	-51,930	-38.9%

Note: Numbers may not sum precisely due to rounding.
(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions.

23

Note: Amounts less than €1,000 is indicated with "*". Numbers may not sum precisely due to rounding. 24 (€ in Thousands, unless otherwise noted) 2024 2025 FY H 1 Assets Non-current assets Intangible assets 213,501 211,978 Goodwill 38,115 38,115 Property, plant and equipment 39,440 33,976 Right-of-use assets 131,597 112,036 Deferred income tax assets 11,598 11,788 Other non-current assets 14,869 11,953 449,120 419,846 Current assets Inventories 89,712 74,016 Trade receivables 28,099 23,943 Other current assets 29,112 37,756 Cash and bank balances 18,043 29,723 164,966 165,438 Total assets 614,086 585,284 Lanvin Group Consolidated Balance Sheet (€ in Thousands, unless otherwise noted) 2024 2025 FY H 1 Liabilities Non-current liabilities Non-current borrowings 25,222 10,266 Non-current lease liabilities 117,966 100,294 Non-current provisions 3,560 3,187 Employee benefits 17,240 17,414 Deferred income tax liabilities 51,390 51,422 Other non-current liabilities 16,005 34,510 231,383 217,093 Current liabilities Trade payables 80,424 56,497 Current borrowings 158,540 258,561 Current lease liabilities 36,106 32,669 Current provisions 1,524 1,304 Other current liabilities 139,020 126,980 415,614 476,011 Total liabilities 646,997 693,104 Net assets -32,911 -107,820 Equity Equity attributable to owners of the Company Share capital * * Treasury shares -46,576 * Other reserves 779,356 725,291 Accumulated losses -737,186 -810,340 -4,406 -85,049 Non- controlling interests -28,505 -22,771 Total Deficits -32,911 -107,820 Lanvin Group Consolidated Balance Sheet

Note: Numbers may not sum precisely due to rounding. 25 (€ in Thousands, unless otherwise noted) 2023A 2024A 2025A H 1 H 1 H 1 Net cash used in operating activities -58,118 -33,483 -69,501 Net cash flows (used in) / generated from investing activities -28,531 -3,780 1,879 Net cash flows generated from financing activities 26,396 26,646 80,333 Net change in cash and cash equivalents -60,253 -10,617 12,711 Cash and cash equivalents less bank overdrafts at the beginning of the year 91,749 27,850 18,043 Effect of foreign exchange rate changes -649 646 -1031 Cash and cash equivalents less bank overdrafts at end of the year 30,847 17,879 29,723 Lanvin Group Consolidated Cash Flow

26 (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. Note: Brand -level results are presented exclusive of eliminations. Numbers may not sum precisely due to rounding. (€ in thousands, unless otherwise noted) 24 H1 v 25 H1 v 23 H1 - 25 H1 H 1 % H 1 % H 1% 23 H1 A 24 H1 A CAGR Key Financials on P&L Revenues 57,052 100.0% 48,272 100.0% 27,932 100.0% -15.4% -42.1% -30.0% Gross profit 31,959 56.0% 28,004 58.0% 15,182 54.4% Selling and distribution expenses -36,793 -64.5% -37,389 -77.5% -27,504 -98.5% Contribution profit (1) -4,834 -8.5% -9,385 -19.4% -12,322 -44.1% Revenues by Geography EMEA 29,443 51.6% 23,154 48.0% 12,222 43.8% -21.4% -47.2% -35.6% North America 13,195 23.1% 11,981 24.8% 8,608 30.8% -9.2% -28.2% -19.2% Greater China 11,092 19.4% 9,527 19.7% 3,778 13.5% -14.1% -60.3% -41.6% Other 3,322 5.8% 3,610 7.5% 3,324 11.9% 8.7% -7.9% 0.0% Revenues by Channel DTC 26,780 46.9% 24,072 49.9% 15,846 56.7% -10.1% -34.2% -23.1% Wholesale 23,022 40.4% 17,639 36.5% 6,737 24.1% -23.4% -61.8% -45.9% Other 7,250 12.7% 6,561 13.6% 5,349 19.2% -9.5% -18.5% -14.1% 2025A Lanvin Brand Key Financials 2023A 2024A

27 (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. Note: Brand -level results are presented exclusive of eliminations. Note: Numbers may not sum precisely due to rounding. (€ in thousands, unless otherwise noted) 24 H1 v 25 H1 v 23 H1 - 25 H1 H 1 % H 1 % H 1% 23 H1 A 24 H1 A CAGR Key Financials on P&L Revenues 58,802 100.0% 42,594 100.0% 32,985 100.0% -27.6% -22.6% -25.1% Gross profit 42,062 71.5% 26,795 62.9% 18,504 56.1% Selling and distribution expenses -38,128 -64.8% -34,916 -82.0% -27,999 -84.9% Contribution profit (1) 3,934 6.7% -8,121 -19.1% -9,495 -28.8% Revenues by Geography EMEA 40,083 68.2% 26,453 62.1% 21,179 64.2% -34.0% -19.9% -27.3% North America 14,224 24.2% 12,747 29.9% 8,756 26.5% -10.4% -31.3% -21.5% Greater China 4,107 7.0% 3,274 7.7% 2,829 8.6% -20.3% -13.6% -17.0% Other 388 0.7% 120 0.3% 220 0.7% -69.1% 83.3% -24.7% Revenues by Channel DTC 39,453 67.1% 33,812 79.4% 21,940 66.5% -14.3% -35.1% -25.4% Wholesale 18,665 31.7% 8,715 20.5% 9,946 30.2% -53.3% 14.1% -27.0% Other 684 1.2% 67 0.2% 1,099 3.3% -90.2% N M N M 2025A Wolford Brand Key Financials 2023A 2024A

28 (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. Note: Brand -level results are presented exclusive of eliminations. Numbers may not sum precisely due to rounding. (€ in thousands, unless otherwise noted) 24 H1 v 25 H1 v 23 H1 - 25 H1 H 1 % H 1 % H 1% 23 H1 A 24 H1 A CAGR Key Financials on P&L Revenues 33,019 100.0% 20,404 100.0% 15,314 100.0% -38.2% -24.9% -31.9% Gross profit 17,135 51.9% 10,218 50.1% 6,255 40.8% Selling and distribution expenses -11,355 -34.4% -9,490 -46.5% -7,755 -50.6% Contribution profit (1) 5,780 17.5% 728 3.6% -1,500 -9.8% Revenues by Geography EMEA 18,509 56.0% 9,528 46.7% 7,150 46.7% -48.5% -25.0% -37.8% North America 846 2.6% 281 1.4% 5 6 0.4% -66.8% -80.1% -74.3% Greater China 6,350 19.2% 4,174 20.5% 2,734 17.9% -34.3% -34.5% -34.4% Other 7,315 22.2% 6,420 31.5% 5,374 35.1% -12.2% -16.3% -14.3% Revenues by Channel DTC 16,847 51.0% 13,976 68.5% 11,005 71.9% -17.0% -21.3% -19.2% Wholesale 16,172 49.0% 6,428 31.5% 4,308 28.1% -60.3% -33.0% -48.4% Other 0 0.0% 0 0.0% 0 0.0% N M N M N M Sergio Rossi Brand Key Financials 2023A 2024A 2025A

29 (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. Note: Brand -level results are presented exclusive of eliminations. Numbers may not sum precisely due to rounding. (€ in thousands, unless otherwise noted) 24 H1 v 25 H1 v 23 H1 - 25 H1 H 1 % H 1 % H 1% 23 H1 A 24 H1 A CAGR Key Financials on P&L Revenues 46,663 100.0% 39,981 100.0% 39,654 100.0% -14.3% -0.8% -7.8% Gross profit 29,024 62.2% 27,696 69.3% 27,251 68.7% Selling and distribution expenses -23,719 -50.8% -23,036 -57.6% -22,781 -57.4% Contribution profit (1) 5,305 11.4% 4,660 11.7% 4,470 11.3% Revenues by Geography EMEA 731 1.6% 299 0.7% 176 0.4% -59.1% -41.1% -50.9% North America 41,585 89.1% 37,316 93.3% 38,737 97.7% -10.3% 3.8% -3.5% Greater China 4,251 9.1% 2,247 5.6% 653 1.6% -47.1% -70.9% -60.8% Other 95 0.2% 119 0.3% 87 0.2% 24.8% -26.9% -4.3% Revenues by Channel DTC 37,760 80.9% 32,161 80.4% 31,011 78.2% -14.8% -3.6% -9.4% Wholesale 8,828 18.9% 7,704 19.3% 8,555 21.6% -12.7% 11.0% -1.6% Other 75 0.2% 116 0.3% 87 0.2% 55.3% -25.0% 7.7% 2023A 2025A St.John Brand Key Financials 2024A

30 (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. Note: Brand -level results are presented exclusive of eliminations. Numbers may not sum precisely due to rounding. (€ in thousands, unless otherwise noted) 24 H1 v 25 H1 v 23 H1 - 25 H1 H 1 % H 1 % H 1% 23 H1 A 24 H1 A CAGR Key Financials on P&L Revenues 19,926 100.0% 19,734 100.0% 17,627 100.0% -1.0% -10.7% -5.9% Gross profit 5,233 26.3% 5,724 29.0% 5,082 28.8% Selling and distribution expenses -842 -4.2% -936 -4.7% -1,108 -6.3% Contribution profit (1) 4,391 22.0% 4,788 24.3% 3,974 22.5% Revenues by Geography EMEA 16,260 81.6% 16,795 85.1% 15,037 85.3% 3.3% -10.5% -3.8% North America 2,674 13.4% 2,003 10.1% 2,147 12.2% -25.1% 7.2% -10.4% Greater China 32 0.2% 18 0.1% 6 0.0% -43.4% -66.7% -56.7% Other 960 4.8% 918 4.7% 436 2.5% -4.4% -52.5% -32.6% Revenues by Channel DTC 0 0.0% 31 0.2% 63 0.4% N M N M N M Wholesale 19,926 100.0% 19,703 99.8% 17,563 99.6% -1.1% -10.9% -6.1% Other 0 0.0% 0 0.0% 0 0.0% N M N M N M 2023A 2025A Caruso Brand Key Financials 2024A

(1) DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores. 31 (1) Jun 2024 (2) Dec 2024 (1) Jun 2025 (2) DOS (1) DOS (1) DOS (1) Lanvin 37 33 29 Wolford 140 112 97 St. John 42 37 35 Sergio Rossi 47 43 37 Caruso 0 0 0 Total 266 225 198 DOS by Brand

32 Note: Numbers may not sum precisely due to rounding. (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. (€ in Thousands, unless otherwise noted) 2023A 2024A 2025A H 1 H 1 H 1 Revenue 214,537 170,976 133,395 Cost of sales -89,083 -72,598 -61,490 Gross profit 125,454 98,378 71,905 Marketing and selling expenses -110,600 -105,591 -87,093 Contribution profit (1) 14,854 -7,213 -15,188 General and administrative expenses -76,544 -58,065 -56,754 Adjusted Operating Profit (1) -61,690 -65,278 -71,942 Reconciliation of Contribution Profit

33 Note: Numbers may not sum precisely due to rounding. (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. (€ in Thousands, unless otherwise noted) 2023A 2024A 2025A H 1 H 1 H 1 Loss for the year -72,225 -69,376 -86,784 Add / (Deduct) the impact of: Income tax expenses 271 -489 -208 Finance cost—net 11,970 13,187 12,806 Non-underlying items -9,666 -3,143 -6,545 Loss from operations before non-underlying items -69,650 -59,821 -80,731 Add / (Deduct) the impact of: Share based compensation 1,971 827 237 Adjusted EBIT (1) -67,679 -58,994 -80,494 Reconciliation of Adjusted EBIT

34 Note: Numbers may not sum precisely due to rounding. (1) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non -IFRS Financial Measures and Definitions. (€ in Thousands, unless otherwise noted) 2023A 2024A 2025A H 1 H 1 H 1 Loss from operations before non-underlying items -69,650 -59,821 -80,731 D&A post IFRS16 21,518 22,456 21,311 Provision and impairment losses -3,241 -2,220 -3,049 FX losses / (gain) 8,486 -3,353 10,302 Share based compensation 1,971 827 237 Adjusted EBITDA (1) -40,916 -42,111 -51,930 Reconciliation of Adjusted EBITDA

35 Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Contribution Profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution Profit subtracts the main variable expenses of selling and marketing expenses from Gross Profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below Contribution Profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use Contribution Profit Margin as a key indicator of profitability at the group level as well as the portfolio brand level. Contribution Profit Margin is defined as Contribution Profit divided by revenue. Adjusted Operating Profit is defined as Contribution Profit margin less General and administrative expenses. Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.